Via Facsimile and U.S. Mail
Mail Stop 4720

November 23, 2009

Mr. Robert Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Form 8-K filed October 23, 2009
File No. 1-8787

Dear Mr. Benmosche:

    We have completed our review of your Form 8-K filed October 23, 2009 and have no further comments at this time.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director

cc: Kathleen E. Shannon
       Senior Vice President, Secretary & Deputy General Counsel